SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs agreement with Copel

(Rio de Janeiro, March 06, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that it has concluded an agreement with Companhia Paranaense de Gás (Compagás), Companhia Paranaense de Energia (Copel) and Copel Geração S.A. (a wholly owned subsidiary of Copel), with respect to the Araucária Thermoelectric Power Plant - UEGA, through the signature of an Extra-judicial Transaction Contract, a Term of Consent for the Transfer of Quotas and a Memorandum of Intent.

The purpose of the Extra-judicial Transaction Contract is to settle the debt in the name of Compagás, and guaranteed by Copel in favor of Petrobras, with respect to a gas supply contract – rescinded on May 31 2005 - and containing “take or pay” and “ship or pay” clauses. On the occasion of the termination of the contract, the nominal value of the debt, not recognized by Copel, amounted to R$ 266 million against the “ship or pay” clause and R$ 140 million against the “take or pay” clause, to be recovered against future supplies of gas.

Under the agreement, Copel Geração S/A, having as its guarantor Copel, expressly recognizes that it has a debt of R$ 150 million in favor of the creditor, Petrobras, to be paid in 60 monthly installments beginning January 2010.

Under the conditions of the Term of Consent, Petrobras declares that it has no objection to Copel’s acquisition of El Paso’s quotas in UEGA.

Petrobras will seek to meet the fuel supply needs for operating UEGA on a best efforts basis as from 2010 in accordance with the Memorandum of Intent. This fuel may be in the form of natural gas or some other alternative energy source.

The agreement resolves the existing dispute in relation to the contract for the supply of gas to UEGA on an amicable basis. This reflects Petrobras’ strategy of, wherever possible, negotiating settlements involving eventual disagreements which may arise from the contracts to which it is a party.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 07, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.